UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                Form 12b-25


                          SEC File Number: 0-22661

                             CUSIP Number:

                        NOTIFICATION OF LATE FILING

                               (Check One)

           	                _____ FORM 10-K
           	                _____ FORM 10-KSB
           	                _____ FORM 11-K
           	                _____ FORM 20-F
           	                _____ FORM 10-Q
                            __X__ FORM 10-QSB
           	                _____ FORM N-SAR


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.


Part I - Registrant Information

                       Vector Energy Corporation
                       (Full Name of Registrant)

                       5599 San Felipe, Suite 620
       (Address of Principal Executive Office (street and number))

                         Houston, Texas 77056
                      (City, State and Zip Code)

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if Appropriate) __X__

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, or N-SAR or portion thereof, could not be filed within the prescribed time period.

On November 4, 1998 the registrant consummated an acquisition of producing properties. The registrant's 10-QSB will contain information concerning the transaction, and the registrant needs additional time to prepare this information. Consequently, the registrant's Form 10-QSB could not be filed without unreasonable effort and expense.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:
    Name:				                   Randal B. McDonald, Jr.
    Area Code and Phone Number:	(713) 850-9993

(2)	Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Act of 1934 or Section 30 of the Investment Company Act of
    1940 during the preceding 12 months (or for such shortened period that the registrant was required to file such reports) been filed?
    __X__ Yes _____ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    _____ Yes _____ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

Vector Energy Corporation
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 15, 1998
      ---------------------------
By:	  /s/ Randal B. McDonald, Jr.
      ---------------------------
	     Chief Financial Officer